Earnings to Fixed Charges

	For the years ended December 31,
(Dollars in thousands)	2005	2004	2003	2002	2001
Earnings:
Income before assessments	$312,467	$221,543	$62,360	$318,623	$384,514
Fixed Charges	2,726,073	1,658,480	1,761,932	2,210,153	3,460,880

Total Earnings	$3,038,540	$1,880,023	$1,824,292	$2,528,776	3,845,394

Fixed Charges:
Interest Expense	$2,726,073	$1,658,480	$1,761,932	$2,210,153	$3,460,880
Estimated interest component of other expenses	1,000	1,000	1,000	1,000	1,000

Total Fixed Charges	$2,727,073	$1,659,480	$1,762,932	$2,211,153	$3,461,880

Ratio of Earnings to Fixed Charges	1.11	1.13	1.03	1.14	1.11